Exhibit 21

Subsidiaries of the Registrant

Jurisdiction of Incorporation or Organization
Name	Country	State
The TDL Group Co.	Canada
The TDL Group Corp.	Canada
Tim’s Realty Partnership	Canada
Wentim Company	Canada
The TDL Group Partnership	Canada
The TDL Marks Corporation	Canada
Tim Hortons Advertising and Promotion Fund (Canada) Inc.	Canada
Barhav Developments Limited	Canada
Bayers Centre Plaza Limited	Canada
Courtney’s Alberta Co. Inc.	Canada
Brigid No. 1 LP	Canada
Tartan No. 2 LP	Canada
Coffman No. 3 LP	Canada
The TDL Group No. 2	Canada
Tim Donut U.S. Limited, Inc.	United States	Florida
THD Nevada Inc.	United States	Nevada
The THD Group LLC*	United States	Delaware
TD US Finance Co.	United States	Delaware
Tim Hortons (New England), Inc.	United States	Delaware
The Tim’s National Advertising Program, Inc.	United States	Ohio

*	“Tim Hortons” assumed name in West Virginia.